Exhibit 99.1



                            Explanation of Responses


(1) On September 25, 2007, the reporting person entered into a prepaid variable forward contract with an unaffiliated third party buyer. The reporting person pledged 4,762,000 shares of Monster Worldwide Inc. Class B Common Stock (the "Shares") to secure his obligations under the contract, and retained ordinary dividend and voting rights in the Shares during the term of the pledge. Subject to a cash settlement option, the contract obligates the reporting person to deliver the Shares to the buyer on the maturity date of September 24, 2008. In exchange for assuming this obligation, the reporting person will receive a cash payment of $142,626,185.80 on September 27, 2007. Provided the reporting person does not exercise his cash settlement option, the number of Shares to be delivered to the buyer on the maturity date is to be determined as follows: (i) if the arithmetic average of the official Nasdaq closing price per share on each Averaging Date (as defined below) (the "Settlement Price") is less than or equal to $30.894 (the "Forward Floor Price"), the reporting person will deliver to the buyer all of the Shares; (ii) if the Settlement Price is greater than the Forward Floor Price but less than or equal to $35.772 (the "Forward Cap Price"), the reporting person will deliver to the buyer a number of Shares equal to the product of (x) the Shares times (y) the Forward Floor Price divided by the Settlement Price; and (iii) if the Settlement Price is greater than the Forward Cap Price, the reporting person will deliver to the buyer a number of Shares equal to the product of (x) the Shares times (y) the quotient of (1) the Forward Floor Price plus (the Settlement Price minus the Forward Cap Price) divided by
(2) the Settlement Price. Each of the following dates is an Averaging Date:
September 11, 2008; September 12, 2008; September 15, 2008; September 16, 2008; September 17, 2008; September 18, 2008; September 19, 2008; September 22, 2008; September 23, 2008; and September 24, 2008. If the reporting person exercises his cash settlement option, instead of delivery of the foregoing number of Shares on the maturity date, the reporting person will deliver an equivalent amount of cash based on the Settlement Price.